Exhibit 99.1

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	31-Dec-12	31-Dec-11	31-Dec-10	31-Dec-09	31-Dec-08	31-Dec-07
Earnings:
Net increase in net assets from operations	$26,125,779	$7,649,544	$(14,288,678)	$34,428,269	$(63,283,409)	$26,141,985
Income tax expense, including excise tax	-	-	-	(25,000)	-	-
Total Earnings before taxes	$26,125,779	$7,649,544	$(14,288,678)	$34,403,269	$(63,283,409)	$26,141,985

Fixed Charges:
Interest expense	$6,317,209	$4,588,465	$6,921,159	$9,059,334	$10,758,821	$7,127,433
Total fixed charges	$6,317,209	$4,588,465	$6,921,159	$9,059,334	$10,758,821	$7,127,433

Earnings available to cover fixed charges	$32,442,988	$12,238,009	$(7,367,520)	$43,462,603	$(52,524,588)	$33,269,418

Ratio of earnings to fixed charges	5.14	2.67	(1.06)	4.8	(4.88)	4.67